August 9, 2010

Mirella Salem
Chief Executive Officer
Valiant Health Care, Inc.
210 N. University Drive, Suite 810
Coral Springs, Florida 33071

       Re: Valiant Health Care, Inc. (f/k/a Willing Holding, Inc.)
               Item 4.01 Form 8-K/A Filed July 30, 2010
               File No. 000-53496

Dear Ms. Salem:

       We have completed our review of your filing and do not have any further comments at this time.

                     Sincerely,

                     Chris Harley
                     Reviewing Accountant